EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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

                                        Six Months Ended
                                           November 30,
                                        ___________________

                                        2006           2005
                                        ____           ____

                                           (in millions)

Net income                           $  702.8       $  733.4
Income taxes                            320.3          390.4
                                       ______         ______

Income before income taxes            1,023.1        1,123.8
                                       ______          _____

Add fixed charges
      Interest expense (A)               28.3           24.2
      Interest component of leases (B)   46.5           40.9
                                       ______         ______

Total fixed charges                      74.8           65.1
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $1,097.9       $1,188.9
                                     ========       ========
Ratio of earnings to total fixed
      charges                            14.7           18.3
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.

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